 1-A POS LIVE 0001062720 XXXXXXXX 024-10394 false false false Enviro-serve, Inc. DE 2003 0001062720 7340 88-0381258 5 0 4210 W. GRAY ST., SUITE 1 TAMPA UT 33609 813-708-9910 Gary R. Henrie Other 16430.00 0.00 0.00 3229.00 331173.00 12661.00 0.00 307000.00 23538.00 331173.00 0.00 0.00 0.00 -140388.00 0.00 0.00 common stock 2515070400 29403A109 OTC Markets PK 0 0 true true true Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 2434929600 2515070400 0.01 243493.00 0.00 0.00 0.00 243493.00 Gary R. Henrie 15000.00 228493.00 true false NY true